[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Pfenex Inc.

10790 Roselle Street

San Diego, CA 92121

Attn: Bertrand C. Liang

Chief Executive Officer

Telephone (858) 352-4400

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

June 24, 2014

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

John Krug

Christina De Rosa

Dana Hartz

Joel Parker

RE:	Pfenex Inc.

Registration Statement on Form S-1

File No. 333-196539

Ladies and Gentlemen:

On behalf of Pfenex Inc. (the “Company”), and in connection with the submission of our letter dated June 5, 2014 (the “Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 2, 2014, relating to the Company’s Registration Statement on Form S-1 (File No. 333-196539), originally confidentially submitted with the Commission on May 5, 2014, originally filed by the Company with the Commission on June 5, 2014, and as amended on June 23, 2014 (the “Registration Statement”), we submit this supplemental letter to further address comment 11 of the Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in

connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

11.	We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Supplemental Company Response

Price Range

The Company advises the Staff that the Company preliminarily estimates a price range of $[*] to $[*] per share (the “Price Range”) for its initial public offering (the “IPO”), which takes into account a [*]-for-[*] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The preliminary Price Range has been estimated based, in part, upon current market conditions and input received from the lead underwriters, including discussions that took place on June 23, 2014 between senior management of the Company, members of the board of directors of the Company, and representatives of William Blair & Company, L.L.C. and JMP Securities LLC. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, board of directors, and the underwriters. During these discussions, the parties considered both quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating the issuers’ respective stages of development as compared to ours, the current valuations of public companies at a similar stage of clinical development as the Company, and recent market conditions. Prior to June 23, 2014, the Company and underwriters had not had specific discussion regarding the Price Range.

The Company expects to include the Price Range and the size of the Reverse Stock Split in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process and the distribution of any preliminary prospectus relating to the IPO. However, the actual price range could vary based on changes to market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company, between the date of this letter and the date the preliminary prospectus is circulated to investors. We are providing this information to you supplementally to facilitate your review process.

Stock Option Grants and Common Stock Valuation

The Company supplementally advises the Staff that the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting equity awards. In the last twelve (12) months, however, the Company has granted equity awards only once, on June 17, 2014. The estimated fair value of the common stock underlying the stock options on June 17, 2014 was determined at the grant date by the Board and was supported by an independent third-party valuation. The Board intended the options granted to be exercisable at a price per share not less than the per-share fair value of the common stock underlying those options on the date of grant.

The valuation of common stock was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. In accordance with the Practice Aid, the Company considered different methodologies for allocating the value of the enterprise to its common stock:

•	Market Approach. The market approach values a business by reference to guideline companies for which enterprise values are known. This approach has two principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar public companies. The guideline acquisition methodology focuses on comparisons between the subject company and guideline public or private companies.

•	Option-Pricing Method Backsolve, or OPM Backsolve. The OPM backsolve method derives the implied equity value of a company from a recent transaction involving the company’s own securities issued on an arms-length basis.

•	Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a weighted average method that combines both the OPM and PWERM method. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

Based on the Company’s early stage of development and other relevant factors, the Company determined that OPM was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of common stock for its valuation performed as of May 31, 2014.

In addition to considering the most recent contemporaneous independent third-party valuation of the Company’s common stock, the Board considered numerous objective and subjective factors, including:

•	the Company’s results of operations, history of losses and other financial metrics;

•	its capital resources and financial condition;

•	important developments and risks in the Company’s operations, most significantly related to the clinical development of the Company’s lead product candidates, PF582 and PF530;

•	progress of other research and development activities;

•	the prices of its convertible redeemable preferred stock sold to outside investors in arms-length transactions;

•	the rights, preferences and privileges of its convertible preferred stock relative to those of its common stock;

•	business and financial market conditions generally and in the biotechnology sector;

•	comparable public companies’ market multiples, IPO valuations and other metrics;

•	the hiring of key personnel;

•	the fact that the option grants involve illiquid securities in a private company;

•	the risks inherent in the development and expansion of its product candidates; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company given prevailing market conditions.

The Board, as applicable, also determined that the assumptions and inputs used in connection with the contemporaneous valuation reflected the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at the valuation date.

June 17, 2014 Option Grants

On June 17, 2014, the Company granted options to certain employees to purchase approximately [*] shares of common stock (such share number adjusted to reflect the Reverse Stock Split). The Company has not granted any other equity awards following that date. At the time the option grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $[*] per share (such value per share adjusted to reflect the Reverse Stock Split).

In determining the fair value of the shares of the Company’s common stock, the Company and a third-party valuation firm performed a valuation of the Company’s common stock as of May 31, 2014. Using the OPM, the Company weighted an exit scenario with an 80% probability and a going concern scenario with a 20% probability. The Company assigned a discount for lack of marketability of 5% to the exit scenario and a discount for lack of marketability of 30% to the going concern scenario. At the time of the grants on June 17, 2014, the Board carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since May 31, 2014, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock.

Factors Contributing to the Difference Between the Grant Date Estimated Fair Value and the Price Range

The Company believes that the difference in value reflected between the fair value of its common stock as of June 17, 2014 and the midpoint of the estimated Price Range of this offering is primarily the result of the following factors:

•

The Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the June 17, 2014 grant date represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair value of the common stock as of the June 17, 2014 grant date and the Price Range.

•	The Price Range is based on a single outcome that is not probability weighted – a successful IPO in the near-term – and does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that the Company may continue as a private, stand-alone entity.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including (i) the right to receive accrued dividends in connection with an IPO, (ii) the right to receive any additional dividends prior to any dividends declared or paid on any shares of the Company’s common stock, and (iii) liquidation payments in preference to holders of common stock. The Price Range described assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility.

•	The use by the underwriters in their valuation models of indicated market values based on a set of comparable companies in similar phases of development and/or with a similar area of focus that have successfully completed an initial public offering.

The Company respectfully submits that the determination of the fair value of its common stock in June 2014 was consistent with its past practice and consistent with the Practice Aid. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

Please contact me at (858) 350-2393 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Daniel R. Koeppen

Daniel R. Koeppen

cc:	Bertrand C. Liang, Pfenex Inc.

Christopher D. Lueking, Latham & Watkins LLP

Judah Rodgon, Latham & Watkins LLP

Helen Adams, Haskell & White LLP